

June 11, 2014

<u>Via E-mail</u>
Mr. Michael Dinkins
Chief Financial Officer
Greatbatch, Inc.
2595 Dallas Parkway
Suite 310
Frisco, Texas 75034

> **Re: Greatbatch, Inc.**
> **Form 10-K for the fiscal year ended January 3, 2014**
> **Filed March 4, 2014**
> **File No. 001-16137**

Dear Mr. Dinkins:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended January 3, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Our Critical Accounting Estimates, Valuation of Goodwill and Other Identifiable Intangible Assets, page 33</u>

1. We note that QiG continues to operate in a loss position and generates minimal revenues. We reference the disclosure that goodwill allocated to QiG is not at risk of failing step one of future impairment tests. Please revise future filings to disclose the specific valuation approach and underlying assumptions you used in

determining the fair value of the QiG reporting unit to assess goodwill impairment. Please also clarify how you concluded that the fair value of the QiG reporting unit is substantially in excess of carrying value as of the date of your last impairment test.

Item 8. Financial Statements

Note 1 – Revenue Recognition, page 61

2. We reference the disclosure on page 10 that you have provided customers with price concessions in exchange for entering into long-term agreements and certain volume commitments and that approximately 70 percent of your revenue is generated from long-term agreements. Please include relevant disclosure in future filings about the nature of the price concessions and how they impact your revenue recognition policy.

3. We see that beginning in the fourth quarter of 2013 you changed your reportable segments to separately state QiG. We also reference the description of current and future revenue sources for QiG on page 8. In future filings, to the extent material, please include a discussion of the revenue recognition accounting policies related to the QiG segment revenue.

Note 5. Assets Held for Sale, page 68

4. We reference the discussion of the sale of the Swiss orthopaedic product lines in 2013. The disclosure in Note 5 states that you recorded a loss of $3.6 million in 2012 based on the contractual sales price and that you allocated $2.8 million of goodwill to the disposal group during 2013 when the sale closed.   Please explain to us how you determined the loss recorded during 2012 and how you considered the allocated goodwill and severance liabilities assumed by the acquirer in determining the loss recorded during the years presented.

5. As a related matter, please tell us where the $3.6 million loss from 2012 and any gains or losses from 2013 are recorded within the table of other operating expenses, net on page 81. In future filings please include a more robust discussion of gains recorded net within optimization costs.

Note 7. Intangible Assets, page 70

6. We see that you reassigned goodwill to two operating segments in connection with your operating structure realignment in 2013 and that you concluded that you have two reporting units, Greatbatch Medical and QiG, which are the same as your operating segments.   Please tell us how you concluded that you do not have additional reporting units under FASB ASC 280-10-50-10. Please also clarify if you have aggregated reporting units under FASB ASC 280-10-50-11.

Note 19. Business Segment, Geographic and Concentration Risk Information, page 92

7. We see that the medical device systems developed by QiG are manufactured by Greatbatch Medical. Please clarify in future filings where the sales of those systems are classified for segment reporting purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief